Exhibit 99.10

NICE Announces The Close of The LiveVox Acquisition, Creating a Conversational
AI Powerhouse

 The combination of two leaders creates the market's only CX interaction centric cloud platform with full convergence and the most advanced conversational AI across all types of customer engagements

Hoboken, N.J., December 26, 2023– NICE (NASDAQ: NICE) announced the closing of the acquisition of LiveVox (NASDAQ: LVOX). The combination of NICE’s market leading platform CXone, with LiveVox’s unique AI driven proactive outreach capabilities create the market’s only interaction centric platform, the fundamental cornerstone to deliver superior AI driven CX. This powerful union of two market leaders is forming the future of CX as organizations around the globe are constantly looking for ways to simplify their CX operations and embed CX AI to drive smart automation.

 NICE is recognized as a global market leader in CX with the most robust AI driven cloud platform for managing customer interactions of all types, digital and voice, agent-assisted and consumer-led. NICE CXone has the largest array of native applications to manage customer journeys, improve employee engagement and drive complete performance. Moreover, CXone provides the most comprehensive embedded AI with Enlighten encompassing hundreds of CX-specific models that enable holistic and fluent consumer experiences.

LiveVox is the market leader in AI-driven proactive outreach serving some of the world’s largest enterprises. LiveVox has a diverse and loyal customer base comprising hundreds of enterprises of all sizes which is complementary to NICE’s customer base creating a significant expansion opportunity.

Barak Eilam, CEO, NICE, said, “The successful completion of this acquisition is a major milestone for NICE as we continue to execute on our strategic vision, further cementing our leadership position. Organizations around the globe are looking to partner with us as they accelerate their CX AI journey, and we are excited to provide them with the most comprehensive platform to help fuel their success. I would like to extend a warm welcome to the talented LiveVox team and take the next step in transforming the CX industry together.”

Financial Details
There will be no contribution to NICE’s revenue and expenses from LiveVox for 2023. The entire LiveVox financial contribution will occur in 2024 and is expected to contribute $142 million to NICE’s full-year revenue, for 2024.  The acquisition is also expected to be cash flow positive and accretive to NICE’s operating income, operating margin and non-GAAP EPS in 2024.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East, that may disrupt our business and the global economy, the ability to realize the anticipated benefits of the transaction and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.